The RBB Fund Trust
615 East Michigan Street
Milwaukee, Wisconsin 53202

December 16, 2025

VIA EDGAR TRANSMISSION

John Lee
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	The RBB Fund Trust (the “Trust”) File Nos.: 811-23011 and 333-200168

Dear Mr. Lee:

The purpose of this letter is to respond to oral comments provided to U.S. Bank Global Fund Services regarding the Trust’s Post-Effective Amendment (“PEA”) No. 72 to its Registration Statement on Form N-1A. PEA No. 72 was filed with the Securities and Exchange Commission (the “Commission”) pursuant to Rule 485(a)(1) under the Securities Act of 1933, as amended, on Form N-1A on October 29, 2025. The sole purpose of PEA No. 72 was to note material changes to the investment strategy of the Torray Equity Income Fund (formerly known as the Torray Fund) (the “Fund”). This letter responds to the Commission staff’s (the “Staff”) comments on the Torray Fund (the “Fund”).

The Trust will file a subsequent PEA under Rule 485(b) (“Amended Registration Statement”) to update any missing information, respond to Commission staff (“Staff”) comments, and file updated exhibits.

For your convenience, each comment made by the Staff has been reproduced in bold typeface immediately followed by the Trust’s response. Capitalized but undefined terms used herein have the meanings assigned to them in PEA No. 72. The Trust confirms that the response to Staff comments provided in one section will be similarly updated in other parallel sections, except as noted by the Trust.

GENERAL
1. Comment: Please acknowledge that the Trust is responsible for the adequacy and accuracy of the disclosure in the filing.

Response: The Trust acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing.

2. Comment: Please complete any blanks or missing information in PEA No. 72 in the Amended Registration Statement.

Response: The Trust confirms that all blanks or missing information in PEA No. 72 will be completed in the Amended Registration Statement.

PROSPECTUS
Summary Section – Principal Investment Approach
3. Comment: Please add further disclosure about the factors or data that the Adviser uses in assessing “conservative financial structures, sustainable dividend policies, and shareholder-oriented management” referenced in the first paragraph.

Response: The Trust will add the following in the Amended Registration Statement:

“Consistency of profitability is a cornerstone of the strategy, with strong operating cash flow and free cash flow per share essential metrics for funding and growing dividends without jeopardizing business health or growth needs. The Fund reviews company balance sheets (total debt, term structure, debt issuance and retirement) for industry appropriate debt levels, and operating cash flow relative to debt service requirements. Monitoring share count and management's use of share buybacks, alongside dividends, can be an indicator of a commitment to returning capital to shareholders when excess cash is available and internal investment opportunities are limited. These factors help the Fund identify high-quality companies that are financially sound, managed in a way that supports long-term, stable cash returns for investors and offer a higher probability of positive risk-adjusted returns.”

4. Comment: The first sentence of the second paragraph states that the Fund, in following its 80% policy, will invest in convertible preferred stocks. However, the “Convertible Securities Risk” factor does not address convertible preferred stocks. Please reconcile the disclosure.

Response: The Trust will revise the “Convertible Securities Risk” factor in the Amended Registration Statement as follows:

“Convertible Preferred Stock Risk. Convertible preferred stocks are share issuances of a company which rank above that of common stock, below that of most debt issuances, and provide the option to convert into common stock at predetermined times. Because convertible preferred stock ranks below most classes of debt, their value is subject to fluctuation should an issuer have difficulty paying interest or principal when due or other episodes that affect the market’s perception of the issuer’s creditworthiness. Convertible preferred stock may have longer maturities that raise interest rate risk, reduce the bond value of the security, and place more value on the equity option.”

5. Comment: Please add disclosure that deep out-of-the-money convertible securities are excluded from Fund’s 80% policy.

Response: The Trust will make the requested change in the Amended Registration Statement.

6. Comment: In the second sentence of the second paragraph, please add disclosure that the Fund may change its 80% investment policy upon 60 days’ prior written notice to shareholders.

Response: The Trust will make the requested change in the Amended Registration Statement.

7. Comment: Please add disclosure that the Fund will invest in the financial sector. Alternatively, please delete the “Financial Sector Risk”

Response: The Trust will add the following in the Amended Registration Statement:

“The Fund currently expects to invest a significant portion of its assets in the Financial sector.”

Prior Performance of Similarly Advised Accounts
8. Comment: Please confirm that all accounts with substantially similar investment objectives, policies, and strategies as the Fund are included in the “Prior Performance of Similarly Advised Accounts” section.

Response: The Adviser supplementally confirms that all accounts with substantially similar investment objectives, policies, and strategies as the Fund are included.

9. Comment: Please confirm that the Adviser retains all books and records to substantiate the performance of similarly advised accounts consistent with Rule 204-2(a)(16) of the Investment Advisers Act of 1940, as amended.

Response: The Adviser supplementally confirms that it retains books and records to substantiate the performance in this section consistent with Rule 204-2(a)(16) of the Investment Advisers Act of 1940, as amended.

10. Comment: Per the third sentence of the second paragraph, please confirm that the fees and expenses of the other accounts are lower than the Fund.

Response: The Adviser supplementally confirms that the fees and expenses of the other accounts are lower than the Fund.

STATEMENT OF ADDITIONAL INFORMATION
Investment Restrictions
11. Comment: Please confirm that the Fund will not concentrate more than 25% of the value of its total assets in any one industry.

Response: The Adviser supplementally confirms that the Fund will not concentrate more than 25% of the value of its total assets in any one industry.

* * * * *

If you have any questions or comments regarding this filing, please do not hesitate to contact Edward Paz of U.S. Bank Global Fund Services at edward.paz@usbank.com.

Very truly yours,

/s/ James G. Shaw
James G. Shaw
Chief Financial Officer, Chief Operating Officer, and Secretary

cc:	Shawn M. Hendon, Torray Investment Partners LLC Steven Plump, The RBB Fund Trust Jillian L. Bosmann, Faegre Drinker Biddle & Reath LLP